Exhibit 99.19

CONSENT OF EXPERT

To:

Baja Mining Corp., (the “Company”)

I, Scott Britton, do hereby consent to the filing of the written disclosure of the technical report titled, “El Boleo Project Feasibility Study Summary Report”  of the El Boleo Project located in Santa Rosalia, Baja California Sur, Mexico and dated July 11, 2007 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the Registration Statement on Form 40-F dated March 20, 2008 (the “Registration”) of the Company, and to the filing of the Technical Report with United States Securities and Exchange Commission.

I also consent to the use of my name in the Registration Statement.

Dated this 20th day of March, 2008.

By: /s/ Scott Britton_________________